Exhibit 3.1

SECOND AMENDMENT TO

FIFTH AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF

GENESIS ENERGY, L.P.

THIS SECOND AMENDMENT TO FIFTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF GENESIS ENERGY, L.P. dated as of December 31, 2017 (this “Amendment”) is entered into by Genesis Energy, LLC (the “General Partner”), a Delaware limited liability company and the general partner of Genesis Energy, L.P. (the “Partnership”), a Delaware limited partnership, pursuant to the authority granted to the General Partner in Section 13.1 of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership dated as of December 28, 2010, as amended by the First Amendment to Fifth Amended and Restated Agreement of Limited Partnership of the Partnership dated as of September 1, 2017 (the “Partnership Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Partnership Agreement.

RECITALS

WHEREAS, the Bipartisan Budget Act of 2015 enacted certain changes to the Code relating to partnership audit and adjustment procedures;

WHEREAS, Section 13.1(c) of the Partnership Agreement provides that the General Partner may, without the approval of any Limited Partner or Assignee, amend any provision of the Partnership Agreement to reflect a change that in the discretion of the General Partner is necessary or advisable to ensure that no Group Member will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may, without the approval of any Limited Partner or Assignee, amend any provision of the Partnership Agreement to reflect a change that in the discretion of the General Partner does not adversely affect the Limited Partners in any material respect;

WHEREAS, Section 13.1(d)(ii)(A) of the Partnership Agreement provides that the General Partner may, without the approval of any Limited Partner or Assignee, amend any provision of the Partnership Agreement to reflect a change that in the discretion of the General Partner is necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act); and

WHEREAS, acting pursuant to the power and authority granted to it under Sections 13.1(c) and 13.1(d) of the Partnership Agreement, the General Partner has determined that the amendment contemplated by this Amendment (i) is necessary or advisable to ensure that no Group Member will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, (ii) does not adversely affect the Limited Partners in any material respect and (iii) is necessary or advisable to satisfy any requirements, conditions or guidelines contained in the Code and the Treasury Regulations promulgated thereunder;

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

A.    Amendments.

1.    Section 9.4 is hereby amended and restated in its entirety as follows:

9.4    Withholding; Tax Payments. To the extent the General Partner has the authority to so amend the Partnership Agreement, the withholding, tax payment and other matters covered by this Section 9.4 shall be handled as provided below.

(a)    If taxes and related interest, penalties or additions to taxes are paid by the Partnership on behalf of all or less than all the Partners or former Partners, including, without limitation, any payment by the Partnership of an imputed underpayment under Section 6225 of the Code (as amended by the Bipartisan Budget Act of 2015), the General Partner may treat such payment as a distribution of cash to such Partners, treat such payment as a general expense of the Partnership, or require that persons who were Partners of the Partnership in the taxable year to which the payment relates (including former Partners) indemnify the Partnership upon request for their allocable share of that payment, in each case as determined appropriate under the circumstances by the General Partner. The amount of any such indemnification obligation of, or deemed distribution of cash to, a Partner or former Partner in respect of an imputed underpayment under Section 6225 of the Code (as amended by the Bipartisan Budget Act of 2015) shall be reduced to the extent that the Partnership receives a reduction in the amount of the imputed underpayment under Section 6225(c) of the Code (as amended by the Bipartisan Budget Act of 2015) which, in the determination of the General Partner, is attributable to actions taken by, the tax status or attributes of, or tax information provided by or attributable to, such Partner or former Partner pursuant to or described in Section 6225(c) of the Code (as amended by the Bipartisan Budget Act of 2015).

(b)    Notwithstanding any other provision of this Agreement, the General Partner is authorized to take any action in its discretion to be necessary or appropriate to cause the Partnership and other Group Members to comply with any withholding requirements established under the Code or any other federal, state or local law including pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation of distribution of income or from a distribution to any Partner (including by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General Partner be treated by the Partnership as a distribution of cash pursuant to Section 6.3 or Section 12.4(c) in the amount of such withholding from such Partner.

B.    Applicable Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to principles of conflicts of laws.

C.    Severability. Each provision of this Amendment shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Amendment that are valid, enforceable and legal.

D.    Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

[Signature page follows.]

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

GENERAL PARTNER:

Genesis Energy, LLC

By:	/s/ Grant E. Sims
Name:	Grant E. Sims
Title:	Chief Executive Officer and Chairman of the Board

Signature Page to

Second Amendment to Fifth Amended and Restated Agreement of Limited Partnership